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                                                                    EXHIBIT 23.3
Air-Cure Technologies, Inc.
2727 Allen Parkway, Suite 760
Houston, Texas 77019

     Re: Form 10-K Report for the year ended December 31, 1996

Gentlemen:

     This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

     ITEQ, Inc. (the Company) changed its method of estimating the percentage of completion for recognizing revenues and profits at its Allied Industries, Inc. subsidiary (Allied) from being based on when the liability for the cost of the material was legally incurred to a method based on when the material is placed into production. Management of the Company believes this change better reflects the economics of the earnings process of Allied. Allied represented approximately 5.6% and 25% of the Company's consolidated assets and revenues as of and for the year ended December 31, 1996, respectively. Materials are a large portion of Allied's total cost of sales. Previously, Allied recognized percentage of completion revenue and profits related to materials based on when they incurred the liability for such materials, which precedes the date materials are received and placed into production. Recognition of percentage of completion revenues and profits based on when the materials are received and placed into production (the new method) better reflects Allied's economic performance under its customer contracts and delivery of value to such customers than the prior method. No change was made to the method for estimating percentage of completion revenues and profits related to labor and overhead costs, which continue to be recognized when incurred.

     A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

     We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,

ARTHUR ANDERSEN LLP

Houston, Texas
February 24, 1997